Faegre Drinker Biddle & Reath LLP
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VIA EDGAR

November 30, 2023

Brian Soares

Christina Chalk

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Re:	Miromatrix Medical Inc.

Schedule 14D-9 filed November 13, 2023

File No. 005-93461

SEC Comment Letter dated November 22, 2023

Dear Mr. Soares and Ms. Chalk:

This letter is being submitted on behalf of Miromatrix Medical Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Schedule 14D-9 (the “Schedule 14D-9”), as set forth in the Staff’s letter dated November 22, 2023 (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), which includes changes in response to the Staff’s comments.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. For the Staff’s convenience, we have set forth below in italics each of the numbered comments from the Comment Letter followed by the Company’s responses thereto in regular type.

All references to page numbers in the Company’s responses refer to page numbers in the Schedule 14D-9. Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule 14D-9.

November 30, 2023

Schedule 14D-9 filed November 13, 2023

The Solicitation or Recommendation, page 14

1.	On page 25, under the bullet point “Interests of Insiders,” you state: “The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.” This qualified, generic disclosure is not helpful in informing stockholders as to whether these individuals have different interests in the Transactions or as to the nature of such interests. Please revise to summarize the interests of the executive officers and directors that differ from the interests of the Company’s stockholders, and how the Board considered them in making its recommendation.

Company Response: In response to the Staff’s comment, in Amendment No. 2, the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Considerations against and risks associated with the proposed Transactions” on page 25 of the Schedule 14D-9.

Summary of Piper Sandler’s Financial Analysis, page 28

2.	We note your statement in the first paragraph of this section that the discussion that follows “does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Piper Sandler.” Please revise this language (and the subsequent discussion if applicable) to make clear that all material analyses are described.

Company Response: The Company respectfully notes for the Staff that the Schedule 14D-9 already includes an unqualified statement on page 28 that the discussion that follows “is a summary of the material financial analyses prepared and reviewed with the Board in connection with the Piper Sandler Opinion.” The Company supplementally confirms that such statement is accurate and, therefore, no revision to the subsequent discussion is required for it to be a fair description of all material analyses prepared by Piper Sandler and reviewed with the Board.

3.	On page 32, you state that “[t]he Company also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with Piper Sandler’s services.” Please provide additional details about these arrangements under Item 5 of Schedule 14D-9. See Item 1009(a) of Regulation M-A.

Company Response: The Company acknowledges the Staff’s comment and has included in Amendment No. 2 revisions to the language that originally appeared on page 32 of the Schedule 14D-9 that provide additional detail regarding the indemnification and expense reimbursement provisions included in Piper Sandler’s engagement letter with the Company.

The Company supplementally notes for the Staff that Piper Sandler has not been employed or retained to make solicitations or recommendations in connection with the transaction and thus is not party to any arrangement required to be disclosed under Item 5 of Schedule 14D-9 or pursuant to Item 1009(a) of Regulation M-A. Amendment No. 2 includes additional disclosure clarifying that the disclosure included with respect to the Company’s financial advisors is included in the interest of full disclosure and not because they have been so employed or retained.

November 30, 2023

4.	On page 33, you state: “[I]n connection with the Board’s evaluation of the Transactions, the Board considered certain nonpublic unaudited prospective financial information prepared by Company management relating to the Company, which we refer to as the ‘Projections.’ The Projections were provided to Piper Sandler for its use and reliance in connection with its financial analyses and opinion summarized above and were also provided to Parent on October 24, 2023 as part of its final confirmatory due diligence.” Please clarify whether the “Projections” mentioned here are the same information provided elsewhere in the Schedule 14D-9. Otherwise, please include such information or advise.

Company Response: The Company confirms that the “Projections” mentioned in the cited sentence are the same as the information provided elsewhere in the Schedule 14D-9 and are described under the caption “The Projections” in “Item 4. The Solicitation or Recommendation—Summary of Piper Sandler’s Financial Analysis–Certain Prospective Financial Information” beginning on page 34 of the Schedule 14D-9. In response to the Staff’s comment, in Amendment No. 2, the Company has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Summary of Piper Sandler’s Financial Analysis–Certain Prospective Financial Information” on page 33 of the Schedule 14D-9.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding Amendment No. 2 to the Schedule 14D-9 or these responses, please feel free to contact me at (612) 766-8577.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Steven C. Kennedy
Steven C. Kennedy

Enclosures

cc:	Jeff Ross, Miromatrix Medical Inc.

Michael A. Stanchfield, Faegre Drinker Biddle & Reath LLP

Brandon C. Mason, Faegre Drinker Biddle & Reath LLP